SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 21 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 21 February 2008
Media release
New term of office regulation and appointments in the Board of Directors of UBS
The Board of Directors of UBS will propose to the Annual General Meeting that the terms of office of Board members be reduced to one year. Marcel Ospel, Peter Voser and Larry Weinbach will be proposed for re-election for a one-year term. Sergio Marchionne is appointed non-executive Vice Chairman of the Board of Directors. Peter Voser will take over as Chairman of the Audit Committee from Larry Weinbach.
Zurich/Basel, 21 February 2008 — The Board of Directors of UBS will propose to the Annual General Meeting (AGM) that the terms of office of Board members be reduced from three years to one year. The proposal will require that the Articles of Association be amended at the AGM on 23 April 2008 such that new or re-elected members of the Board are appointed for a one-year term only. The same regulation will apply to all Board members who subsequently stand for re-election after the expiration of their terms of office. As a result, by 2010 at the latest, the entire Board of Directors of UBS will be confirmed on a yearly basis by the AGM.
On this basis, the Board of Directors will propose to the AGM that Marcel Ospel, Peter Voser and Larry Weinbach, whose terms of office expire on the date of the AGM, be re-elected for a one-year term.
The Board of Directors has also appointed Sergio Marchionne as a non-executive Vice Chairman. Effective 24 April 2008, the Chairman’s Office will therefore consist of Marcel Ospel, Chairman, Stephan Haeringer as executive Vice Chairman and Sergio Marchionne as non-executive Vice Chairman.
Larry Weinbach, who had expressed his desire to hand over the Chairmanship of the Audit Committee, will remain a member of this committee and continue to provide his valuable experience and expertise. He will be succeeded as Chairman of the Audit Committee by Peter Voser.
The Board thanks Sergio Marchionne and Peter Voser for making themselves available for their new roles. “With these moves we have strengthened the leadership structure in order to manage UBS’s current challenges,” said Marcel Ospel, Chairman. “I proposed the new tenure rule to the Board, and am prepared, pursuant to their request, to stand for re-election for one year.”
UBS

Media Relations 21 February 2008 Page 2 of 2
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 17% in the rest of Europe and 12% in Asia Pacific. UBS’s financial businesses employ more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O'Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: February 21, 2008